SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2685T107
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T107

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) (voluntary) Strategic Value Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	7,639,918 (1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	7,639,918 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,639,918 (1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		[ ]
11.	Percent of Class Represented by Amount in Row 9		12.4% (2)
12.	Type of Reporting Person (See Instructions)		OO, IA

(1)  As of December 31, 2014.
(2) Based on 61,541,389 shares of Common Stock outstanding as of November 17, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 17, 2014.

CUSIP No. Y2685T107

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) (voluntary) SVP Special Situations II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,753,389 (1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,753,389 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,753,389 (1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		[ ]
11.	Percent of Class Represented by Amount in Row 9		4.5% (2)
12.	Type of Reporting Person (See Instructions)		OO, IA

(1)  As of December 31, 2014.
(2) Based on 61,541,389 shares of Common Stock outstanding as of November 17, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 17, 2014.

CUSIP No. Y2685T107

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)(voluntary) SVP Special Situations III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,868,917 (1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,868,917 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,868,917 (1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		[ ]
11.	Percent of Class Represented by Amount in Row 9		3.0% (2)
12.	Type of Reporting Person (See Instructions)		OO, IA

(1)  As of December 31, 2014.
(2) Based on 61,541,389 shares of Common Stock outstanding as of November 17, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 17, 2014.

CUSIP No. Y2685T107

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)(voluntary) SVP Special Situations III-A LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	365,031 (1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	365,031 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		365,031 (1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		[ ]
11.	Percent of Class Represented by Amount in Row 9		0.6% (2)
12.	Type of Reporting Person (See Instructions)		OO, IA

(1)  As of December 31, 2014.
(2) Based on 61,541,389 shares of Common Stock outstanding as of November 17, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 17, 2014.

CUSIP No. Y2685T107

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)(voluntary) Victor Khosla
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	7,639,918 (1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	7,639,918 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,639,918 (1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		[ ]
11.	Percent of Class Represented by Amount in Row 9		12.4% (2)
12.	Type of Reporting Person (See Instructions)		IN

(1)  As of December 31, 2014.
(2) Based on 61,541,389 shares of Common Stock outstanding as of November 17, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 17, 2014.

CUSIP No. Y2685T107

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on July 21, 2014 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

Item 4	Ownership
Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 1 to Schedule 13G are incorporated herein by reference.  Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds as of December 31, 2014, which may be deemed to be indirectly beneficially owned by the Reporting Persons.

Name of Fund	Shares of Common Stock Owned (as of December 31, 2014)

Strategic Value Master Fund, Ltd.	2,652,581
Strategic Value Special Situations Master Fund II, L.P.	2,753,389
Strategic Value Special Situations Master Fund III, L.P.	1,868,917
Strategic Value Special Situations Offshore Fund III-A, L.P.	365,031

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds as of the date of the filing of this Amendment No. 1 to Schedule 13G, which may be deemed to be indirectly beneficially owned by the Reporting Persons.

Name of Fund	Shares of Common Stock Owned (as of May 19, 2015)

Strategic Value Master Fund, Ltd.	3,465,098
Strategic Value Special Situations Master Fund II, L.P.	3,180,139
Strategic Value Special Situations Master Fund III, L.P.	2,879,671
Strategic Value Special Situations Offshore Fund III-A, L.P.	531,516

Based on 61,600,604 shares of Common Stock outstanding as of May 8, 2015, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015, as of the date of the filing of this Amendment No. 1 to Schedule 13G the aggregate 10,056,424 shares of Common Stock referred to above represent approximately16.3% of the Common Stock outstanding.

CUSIP No. Y2685T107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2015

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty Title: Fund Chief Financial Officer
/s/ Victor Khosla
Victor Khosla